Exhibit 99.2

TRADING DATA

The following table sets forth information with respect to each purchase and sale of securities of the Company that was effectuated by the Reporting Persons during the sixty days prior to the date of filing of this Schedule 13D. Unless otherwise indicated, all transactions were effectuated in the open market and the table excludes commissions paid in per share prices.

Trade Date	Number of Shares Purchased (Sold)	Price per Share ($)
February 7, 2014	(192,158)	25.50